UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DOT HILL SYSTEMS CORP.

(Name of Subject Company (Issuer))

DENALI ACQUISITION SUB CORP.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

SEAGATE HDD CAYMAN

(Name of Filing Persons (Parent of Offeror))

a wholly owned indirect subsidiary of

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

(Name of Filing Persons (Ultimate Parent of Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25848T109

(CUSIP Number of Class of Securities)

Patrick J. O’Malley, III

Executive Vice President and Chief Financial Officer

Seagate Technology Public Limited Company

38/39 Fitzwilliam Square

Dublin, Ireland

(353) (1) 234-3136

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$693,310,035.90	$80,562.63

*                   Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dot Hill Systems Corp., at a purchase price of $9.75 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 62,397,539 issued and outstanding Shares (which includes 383,333 Shares subject to vesting or forfeiture or repurchase by Dot Hill Systems Corp.), multiplied by $9.75 per Share; (ii) 10,763,175 Shares underlying outstanding options (consisting of vested options to purchase 6,225,053 Shares and unvested options to purchase 4,538,122 Shares) with an exercise price that is less than $9.75 per Share, multiplied by $6.66 per Share (which is equal to the difference between $9.75 and $3.09, the weighted average exercise price of such options that have an exercise price that is less than $9.75 per Share); (iii) up to 68,000 Shares subject to vesting contingent upon specified performance criteria, multiplied by $9.75 per Share; (iv) 83,076 Shares estimated to be subject to outstanding rights under the 2014 Employee Stock Purchase Plan (the “ESPP”) (assuming the closing price per Share as reported by the NASDAQ Global Market on the purchase date for the current offering period was equal to the offer price per Share, employee contributions continue until such purchase date at levels in place as of August 17, 2015 and the Merger (as defined below) is consummated prior to October 9, 2015), multiplied by $9.75 per Share; and (v) 1,602,489 Shares issuable pursuant to an outstanding warrant with an exercise price less than $9.75 per Share, multiplied by $7.35 per Share, which is the offer price per Share minus the exercise price of such warrant of $2.40 per Share.

**              The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$80,562.63	Filing party:	Seagate Technology Public Limited Company
Form or Registration No.:	Schedule TO-T (File No. 005-52895)	Date filed:	September 1, 2015

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   third party tender offer subject to Rule 14d-1.

☐                     issuer tender offer subject to Rule 13e-4.

☐                     going-private transaction subject to Rule 13e-3.

☐                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Seagate Technology plc, a public limited company incorporated in Ireland (“Ultimate Parent”), Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Ultimate Parent (“Parent”), and Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), with the Securities and Exchange Commission (the “SEC”) on September 1, 2015 (together with any subsequent amendments or supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Dot Hill Systems Corp., a Delaware corporation (the “Company” or “Dot Hill”), at a price of $9.75 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated September 1, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:01 A.M. (Eastern Time) on October 6, 2015. Parent and Purchaser were advised by the Depositary that, as of the expiration of the Offer, a total of 51,654,820 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 81.13% of the outstanding Shares as of 12:01 A.M. (Eastern Time) on October 6, 2015. Additionally, the Depositary advised Parent and the Purchaser that an additional 4,533,833 Shares had been tendered by notice of guaranteed delivery, representing approximately 7.12% of the outstanding Shares at such time. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.  All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and is required to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following the acceptance of Shares in the Offer, Purchaser acquired sufficient voting power and otherwise met the requirements to approve the Merger without a vote of Dot Hill’s stockholders in accordance with Section 251(h) of the DGCL, and on October 6, 2015, following acceptance of the tendered Shares, Purchaser merged with and into Dot Hill, with Dot Hill surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than Shares owned by Parent, Purchaser, Dot Hill or any direct or indirect wholly owned subsidiary of Parent, Purchaser, Dot Hill and Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, net to the holder in cash, without interest thereon and less any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Parent intends to promptly cause all Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

On October 6, 2015, Ultimate Parent and Dot Hill issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(B) hereto and incorporated herein by reference.”

Item 12 of the Schedule TO is hereby amended as follows:

All references to Exhibit (a)(5) shall henceforth be deemed to be references to Exhibit (a)(5)(A)

Item 12 of the Schedule TO is hereby further amended and supplemented to add the following exhibit:

(a)(5)(B) Joint Press Release of Seagate Technology PLC and Dot Hill Systems Corp., dated October 6, 2015.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SEAGATE TECHNOLOGY PLC

By:	/s/ Patrick J. O’Malley, III

Name:	Patrick J. O’Malley, III
Title:	Executive Vice President and Chief Financial Officer

SEAGATE HDD CAYMAN

By:	/s/ Patrick J. O’Malley, III

Name:	Patrick J. O’Malley, III
Title:	Director

DENALI ACQUISITION SUB CORP.

By:	/s/ Phil Brace

Name:	Phil Brace
Title:	President

Dated: October 6, 2015

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INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 1, 2015*†
(a)(1)(B)	Letter of Transmittal*†
(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(E)	Notice of Guaranteed Delivery*†
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 1, 2015†
(a)(2)(B)

Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain directors and officers of Dot Hill Systems Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Dot Hill Systems Corp. with the Securities and Exchange Commission on August 21, 2015)

(a)(2)(C)

Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain directors, officers and stockholders of Dot Hill Systems Corp. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Dot Hill Systems Corp. with the Securities and Exchange Commission on August 21, 2015)

(a)(5)(A)

Joint Press Release of Seagate Technology PLC and Dot Hill Systems Corp., dated August 18, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Seagate Technology PLC with the Securities and Exchange Commission on August 19, 2015)

(a)(5)(B)	Joint Press Release of Seagate Technology PLC and Dot Hill Systems Corp., dated October 6, 2015
(b)	None
(d)(1)

Acquisition Agreement, dated as of August 18, 2015, by and among Dot Hill Systems Corp., Seagate HDD Cayman and Denali Acquisition Sub Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dot Hill Systems Corp. with the Securities and Exchange Commission on August 21, 2015)

(d)(2)	Confidentiality Agreement, dated May 19, 2015, between Seagate Technology LLC and Dot Hill Systems Corp.†
(g)	None
(h)	None

* Included in mailing to Dot Hill stockholders.

† Previously filed.

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